FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: September 12, 2006	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

FOR IMMEDIATE RELEASE	TSX: GGG, GGG.WT
September 7, 2006	AMEX: GLE

GLENCAIRN GOLD APPOINTS GRAHAM SPEIRS
AS CHIEF OPERATING OFFICER

Glencairn Gold Corporation is pleased to announce the appointment of Graham Speirs, P.Eng., to the position of Chief Operating Officer of the Company. He will join Glencairn on October 1st of this year and be based in Managua, Nicaragua. Mr. Speirs will assume the responsibility of overseeing the Company’s planned optimization and expansion of operating mines and the development of Glencairn’s new and existing mining projects in Central America.

Mr. Speirs is a registered Professional Engineer in Ontario with 25 years’ experience in the mining industry. Mr. Speirs has worked for major mining companies and mining consultants in North America, Central America and South America. Most recently, he was Corporate Manager of Development and Engineering for Compania Minera Milpo S.A., a midsized base metal mining company based in Lima, Peru. Mr. Speirs has also worked as General Manager for both AMEC International (Peru) S.A. and SNC Lavalin Peru S.A., the parent of which ranks as one of the world’s largest engineering and construction companies. From 1985 to 1995, he was Project Manager/Senior Professional Mining Engineer for J.S. Redpath Group. Raised in the Canadian mining centre of Noranda, Que., Mr. Speirs is a graduate of both the Haileybury School of Mines and Laurentian University (Bachelor of Mining Engineering). He is fluent in English, Spanish and French and will be based in Glencairn’s Nicaragua office.

“It is a pleasure to welcome Graham on board,” said Peter Tagliamonte, P.Eng., President and CEO of Glencairn. “Graham brings outstanding international and operational experience to our team, while his proven success and leadership will be a tremendous asset for the Company.”

Glencairn Gold is also pleased to announce the appointment of Arthur Chen, CA, as Controller. Mr. Chen obtained his CA designation while articling with Ernst & Young LLP and recently was Assistant Controller at Lucent Technologies prior to joining Glencairn.

About Glencairn
Glencairn is a growing junior gold producer with operating mines, development projects and exploration projects in Central America. The Bellavista Mine in Costa Rica is in the midst of its first full year of operation, while its Limon Mine in Nicaragua, acquired by Glencairn in late 2003, has been in continuous production since 1941. This year, Glencairn acquired a third mining operation, the La Libertad mine, also in Nicaragua, and 60% of the Cerro Quema advanced gold project in Panama. It also recently acquired the Mestiza gold property only 70 kilometres by road from the Limon mine. The Company’s focus is to entrench sound mining practices at each of its mines to establish a firm base of quality operations and, with its commitment to growth, continue to seek out opportunities for mergers and acquisitions.

For further information, please contact:

Glencairn Gold Corporation	Glencairn Gold Corporation
Kerry Knoll, Chairman	Peter Tagliamonte, President & CEO
416-860-0919	416-860-0919
kknoll@glencairngold.com	pwtagliamonti@yahoo.com

Olav Svela, Vice President	Renmark Financial Communications Inc.
Investor Relations	Christina Lalli,
416-860-0919	514-939-3989
osvela@glencairngold.com	clalli@renmarkfinancial.com